Exhibit 99.1

NR 15-13

U.S. District Court for the District of Columbia enters judgement against Venezuela in Excess of $760 Million; Denies Motion to Stay Enforcement

SPOKANE, WASHINGTON, November 23, 2015

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) wishes to report on an important development in the proceedings instituted in the U.S. District Court for the District of Columbia to confirm the arbitral award dated September 22, 2014 (the “Award”) rendered in the Company’s favor against the Bolivarian Republic of Venezuela (“Venezuela”).

On November 20, 2015, the Court entered an Order denying Venezuela’s motion to dismiss or in the alternative stay the proceedings, granting the Company’s petition to confirm the Award, confirming the Award, and entering judgment for the Company against Venezuela in the amount of $713,032,000 plus (i) pre-award interest in the amount of $22,299,576, (ii) post-award interest on the total amount awarded, inclusive of pre-award interest, at a rate of LIBOR plus 2%, compounded annually, from September 22, 2014, until payment in full; and (iii) $5 million in legal fees and costs awarded by the arbitration tribunal (collectively, the “Judgment”).  The total Judgment as of today’s date is in excess of $760 million.

The Judgment

The reasoning for the Judgment was explained in a detailed thirty-nine page memorandum opinion accompanying the November 20, 2015 order.  The court considered and rejected each of the arguments raised by Venezuela in opposition to the petition to confirm, including that: (a) the Award exceeded the scope of Venezuela’s consent to arbitration; (b) the arbitral tribunal’s conduct during the hearing violated Venezuela’s due-process rights; and (c) the Award is contrary to U.S. public policy.

Lastly, the court turned to Venezuela’s request that enforcement of the Judgment be stayed pending Venezuela’s annulment application before the Paris Court of Appeal.  Finding that all relevant factors favored the Company’s position, the court rejected Venezuela’s “effort to forestall defeat” and denied its request to stay enforcement.

In sum, as the court stated: “After a grand tour around the world of foreign and international law, the Court ultimately holds that Gold Reserve may indeed have its Award enforced right here in Washington [D.C.].”

Enforcement of the Judgment

The Judgment is immediately enforceable in the United States as a judgment of the United States District Court for the District of Columbia.

The Company intends to vigorously pursue all available measures to enforce and collect on the Judgment, in full.

Venezuela has the option of appealing the Judgment to the U.S. Circuit Court of Appeals for the District of Columbia.

Gold Reserve’s President Doug Belanger stated, “We are pleased that the D.C. federal district court recognized the validity of the Award, and rejected all arguments raised by Venezuela.  We intend to enforce the Judgment using all means available under law.  The Company also continues to have an open dialogue with representatives from Venezuela and is hopeful that Venezuela will voluntarily comply with its legal obligation to pay the full amount of the Judgment.”

Legal History Leading up to the Judgment

On November 26, 2014, the Company filed in the U.S. District Court for the District of Columbia a petition to confirm the Award that had been rendered by an arbitral tribunal constituted under the Additional Facility Rules of the International Center for the Settlement of Investment Disputes (“ISCID”) of the World Bank.

Venezuela initially avoided service related to the filing, refusing, among other things, to authorize its U.S. counsel to accept service of Gold Reserve’s petition.  Subsequently on April 15, 2015, Venezuela agreed to accept service and further agreed to respond to the petition on or before June 12, 2015.  On that date, Venezuela filed a motion to dismiss and raised arguments that were essentially the same as those invoked in its still-pending application to annul the Award before the Paris Court of Appeal.  In the alternative, Venezuela asked for a stay of enforcement of the Award pending the annulment determinations by the Paris Court of Appeal.

The Company filed its response to Venezuela’s arguments on July 2, 2015, and thereafter through September 25, 2015, further briefing was submitted by both parties to the D.C. district court.

Information regarding the Company can be found in its regulatory filings and by going to the following websites: www.goldreserveinc.com, www.sec.gov and www.sedar.com .

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” or “forward-looking information” as such terms are defined under applicable U.S. and Canadian securities laws (collectively referred to herein as “forward-looking statements”) with respect to the ICSID Arbitral Award related to the wrongful actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1).  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies such as, among other things, the Company’s ability to collect such Arbitral Award.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include the timing of and amount of collection of the Award, if at all.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable U.S. or Canadian securities laws.

 “Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”